Exhibit 99.1

For immediate release

MakeMyTrip Acquires Majority Stake in Leading Regional Tour Operator, Flamingo Transworld, to Strengthen its Holiday Packages Business

Gurugram, March 5, 2026 — MakeMyTrip (NASDAQ: MMYT), India’s leading online travel company, today announced that it has entered into an agreement to acquire a majority stake in Flamingo Transworld, one of India’s leading regional tour operators, subject to the fulfillment of certain closing conditions. Over the last 30 years of its operations, Flamingo has created a strong affinity in the regional markets of Gujarat, Maharashtra, Rajasthan and Madhya Pradesh with its group tour services. These tours are curated to make holidays a memorable experience and are particularly popular for having curated selection of Indian meals made by on-tour chefs or verified Indian vegetarian/Jain kitchens, in-house tour managers fluent in regional languages and extensive coverage of popular attractions and experiences for domestic and international tourists.

Flamingo's popular international and domestic group travel packages, which are currently sold largely through 51 offices across Gujarat, Maharashtra, Rajasthan and Madhya Pradesh, will complement MakeMyTrip's established Holiday Packages business and help the platform penetrate deeper into markets across India.

Commenting on the acquisition, Rajesh Magow, Co-Founder and Group CEO, MakeMyTrip, said, “Flamingo aligns closely with the growth strategy of our Holiday Packages business. It is a strong, growing business that has developed a unique moat in the group travel domain. We plan to leverage the complementary customer base, products and distribution focus between the two brands to widen holiday package options for our customers.”

Mohit Kabra, Group Chief Operating Officer, MakeMyTrip, said, “We believe that our proposed acquisition of Flamingo creates a profitable growth opportunity to help MakeMyTrip drive a deeper presence in regional markets across India.”

Commenting on this, Sanjay Shah, Director and Co-Founder of Flamingo Transworld, said, “For over three decades, Flamingo has built something unique in Indian travel, genuine trust. From chef-led tours to regional language guides, the brand has grown by going deeper. By combining Flamingo’s brand equity and operational depth with MakeMyTrip’s digital platform and national customer reach, we aim to build a truly pan-India tour company that brings Flamingo’s signature experience to millions of new customers.”

MakeMyTrip has taken a calibrated approach to inorganic growth, steadily strengthening its presence across key travel segments. Recent strategic acquisitions, including Quest2Travel in corporate travel bookings, Simplotel in hotel technology, BookMyForex in travel forex, Savaari in intercity mobility and Happay in corporate spend management, have expanded its capabilities across leisure, corporate and ancillary travel. These moves have enhanced supply integration, cross-sell potential, and end-to-end control across the connected trip journey, reinforcing MakeMyTrip's position as a full-stack travel services platform. We expect our proposed acquisition of Flamingo to further contribute to this growth.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “is/are likely to”, “intend”, “may”, “potential”, “plan”, “project”, “should”, “seek”, “will”, or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk

Factors” section of the Company’s 20-F dated June 16, 2025, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We own and operate well-recognized online travel brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com and www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India and overseas. Our services include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, bus ticketing, rail ticketing, car hire, activities and experiences, and ancillary travel requirements such as facilitating access to third-party travel insurance, forex services and visa processing. We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, tickets for Indian Railways and bus services operated through all major Indian bus operators.

For more details, please contact:

Vipul Garg

Senior Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

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